UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 30, 2023

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. IV

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40562	86-2435859
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, NY	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493-6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MCAF	The Nasdaq Stock Market LLC
Rights	MCAFR	The Nasdaq Stock Market LLC
Units	MCAFU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Mountain Crest Acquisition Corp. IV (the “Company”) convened a special meeting of stockholders (the “Meeting”) on Monday, October 30, 2023, at 10:30 a.m., local time. The Meeting was held virtually via the Internet at https://www.cstproxy.com/mcacquisitionIV/sm2023, or by telephone access (listen-only): (a) within the U.S. and Canada: 1 800-450-7155 (toll-free) or (b) Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply) with the Conference ID: 5389093#.

On September 30, 2023, the record date for the Meeting, there were 3,341,491 shares of common stock of the Company entitled to be voted at the Meeting, 2,725,575 shares of common stock of the Company or 82.23% of which were represented in person or by proxy. The only item of business presented at the meeting was a new proposal to adjourn the Meeting to Monday, November 20, 2023 at 10:00 a.m. Approval of the new Proposal required the affirmative vote of at least a majority of the shares of common stock present at the meeting and voted. The new Proposal received the following votes:

FOR	AGAINST	ABSTAIN
2,725,575	0	0

The new Proposal to adjourn the Meeting to November 20, 2023 at 10:00 a.m., local time and the new Proposal was approved. The adjourned meeting will be held virtually via the Internet at https://www.cstproxy.com/mcacquisitionIV/sm2023, or by telephone access (listen-only): (a) within the U.S. and Canada: 1 800-450-7155 (toll-free) or (b) Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply) with the Conference ID: 5389093#. to consider and vote upon the proposals described in the notice of meeting that was sent on October 5, 2023 to each stockholder of record of the Company as of the close of business on September 29, 2023.

IMPORTANT NOTICES

Additional Information and Where to Find It

On April 30, 2022, Mountain Crest Acquisition Corp. IV, a Delaware corporation (“MCAF”), entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, CH AUTO, Inc., a Cayman Islands exempted company (Pubco”), CH-AUTO Company Merger Sub Corp., a Delware corporation and wholly owned subsidiary of Pubco (“Company Merger Sub”) and CH-AUTO TECHNOLOGY CORPORATION LTD., a company orgianized under the law of the People’s Republic of China (the “Company”), pursuant to which, among other things, MCAF, Pubco, Company Merger Sub and the Company intend to effect a merger of Company Merger Sub with and into MCAF whereby MCAF will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its ordinary shares to be traded on The Nasdaq Stock Market. In connection with this transaction, Pubco and MCAF filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-4 and a proxy statement, which was declared effective by the SEC on September 28, 2023. On October 3, 2023, CH AUTO filed a prospectus relating to the offer of securities to be issued to the Company’s stockholders in connection with the proposed business combination (the “Prospectus”). MCAF filed a definitive proxy statement on October 3, 2023 (the “Proxy Statement”), which was mailed, on October 5, 2023, to MCAF’s stockholders of record on September 29, 2023, in connection with MCAF’s solicitation of proxies for the vote by MCAF shareholders with respect to the proposed transaction and other matters as described in the Proxy Statement. Investors and security holders and other interested parties are urged to read the Prospectus and Proxy Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they contain important information about MCAF, the Company and the proposed business combination. Additionally, MCAF will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC’s web site at www.sec.gov. Securityholders of MCAF are urged to read the Prospectus, the Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The Prospectus and Proxy Statement may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to MCAF at 311 West 43rd Street, 12th Floor, New York, NY 10036. INVESTORS AND SECURITY HOLDERS OF MCAF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT MCAF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCAF, THE COMPANY AND THE TRANSACTIONS.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of MCAF and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from MCAF’s stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of MCAF’s common stock; the ability to recognize the anticipated benefits of the business combination; in the definitive proxy statement for Mountain Crest Acquisition Corp. IV filed on October 3, 2023; and in Mountain Crest Acquisition Corp. IV’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and MCAF, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Participants in Solicitation

MCAF, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAF’s executive officers and directors in the solicitation by reading the Prospectus, the Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information about MCAF’s directors and executive officers and their ownership of MCAF common stock is set forth in MCAF’s definitive proxy statement filed on October 3, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of MCAF’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, are set forth in the Proxy Statement relating to the proposed business combination. These documents can be obtained free of charge at the SEC’s web site at www.sec.gov.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of MCAF in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Proxy Statement for the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MCAF or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 31, 2023

MOUNTAIN CREST ACQUISITION CORP. IV

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer

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